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Solicitors and International Lawyers

August 21, 2015

Paul W. Boltz, Jr.

T 852 3664 6519

F 852 3664 6583

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:                             Hutchison China MediTech Limited
Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of Hutchison China MediTech Limited (the “Company”), we are confidentially submitting a draft Registration Statement on Form F-1 to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).  The Company confirms that as of the date of this letter it is an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act.

If you have any questions regarding this filing, please call me at 011-852-3664-6519 or email me at paul.boltz@ropesgray.com.

Best regards,

/s/ Paul W. Boltz, Jr.

Paul W. Boltz, Jr.

cc:                                Christian Hogg (Hutchison China MediTech Limited)

Edith Shih (Hutchison China MediTech Limited)

Charlie Nixon (Hutchison China MediTech Limited)

Matthew Bersani (Sherman & Sterling LLP)

Hae-Ran Song (Sherman & Sterling LLP)

Partners: Daniel M. Anderson, Paul W. Boltz, Jr., Geoffrey Chan, Andrew J. Dale, James S. DeGraw, Scott A. Jalowayski,

Jae Woo Lee, James T. Lidbury, Victoria S.T. Lloyd, Michael P. Nicklin, Brian A. Schwarzwalder, Eduard Sheremeta

Senior Foreign Legal Consultants: Cori A. Lable (Massachusetts), Kim B. Nemirow (New York), Patrick S. Sinclair (New York)